UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

November 16, 2016

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 9.	Other Events

On November 16, 2016, KeyStone Solutions, Inc. (“KeyStone” or the “Company”), and Firestorm Solutions LLC and Firestorm Franchising LLC (collectively, the “Firestorm Entities” or “Firestorm”) entered into a non-binding letter of intent (the “LOI”) regarding a proposed acquisition of the Firestorm Entities by the Company (the “Acquisition”). The Acquisition is expected to be structured as a purchase by KeyStone of all of the membership interests in each of the Firestorm Entities. The proposed purchase price for the Acquisition is expected to consist of:

•	$500,000 in cash payable by KeyStone upon the closing of the Acquisition (the “Closing”);

•	$1,000,000 in the form of an unsecured, subordinated note issued by KeyStone payable over five years after the Closing, with such other terms and conditions to be mutually agreed upon by the parties;

•	488,095 shares of the common stock, par value $0.0001 per share, of KeyStone (“KeyStone Common Shares”) issued at Closing; and

•	Warrants to purchase a total of 325,397 KeyStone Common Shares, exercisable over a period of five years after the Closing. Of such warrants, 50% will have an exercise price of $5.00 per share and 50% will have an exercise price of $7.00 per share.

If the Acquisition were consummated, it is anticipated that the Firestorm Entities’ founders would join KeyStone’s management team.

The Acquisition is subject to the completion of due diligence, the negotiation of definitive acquisition agreements, approval by KeyStone’s Board of Directors and other customary closing conditions.

The foregoing description of the LOI and the proposed Acquisition is qualified in its entirety by the LOI attached to this Form 1-U as Exhibit 15.1, which exhibit is hereby incorporated herein in response to this Item 9.

FIRESTORM is a nationally recognized leader in Crisis Management, Continuity Planning, Critical Decision Support, Crisis Response, Crisis Communications, Crisis Public Relations, and Consequence Management. FIRESTORM® transforms crisis into value. The FIRESTORM PREDICT.PLAN.PERFORM.® methodology combines strategic consulting, proven crisis management expertise and dynamic software solutions to empower clients to create resilient organizations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 1-U contains forward-looking statements regarding KeyStone, including, but not limited to, statements related to the expected timing and closing of the proposed acquisition of Firestorm by KeyStone. These forward-looking statements are based on KeyStone’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to KeyStone’s ability to complete the transaction on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of due diligence, the negotiation of definitive acquisition documents, and customary closing conditions, along with those other risks detailed under the caption “Risk Factors” and elsewhere in KeyStone’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in KeyStone’s Regulation A Offering Statement on Form 1-A, and the offering circular constituting a part thereunder, which are filed with the SEC. KeyStone cautions investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 1-U or the accompanying LOI. KeyStone undertakes no duty or obligation to update any forward-looking statements contained in this Form 1-U or the accompanying LOI as a result of new information, future events or changes in its expectations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	November 21, 2016

EXHIBIT INDEX

Exhibit No.	Description

15.1	Letter of Intent dated November 16, 2016.